EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

March 4, 2026

WVB Blackstone All Privates Fund

280 Congress Street

Boston, Massachusetts 02210

Dear Ladies and Gentlemen:

Wellington Management Company LLP (the “Adviser”), as investment adviser to the WVB Blackstone All Privates Fund (the “Fund”), agrees on a monthly basis to pay or otherwise bear the Fund’s operating expenses to the extent that the Fund’s monthly “Specified Expenses” (as defined below) in respect of each class of the Fund (each, a “Class”), on an annualized basis, exceed 0.50% of the monthly net assets of such Class (the “Expense Limitation”). This agreement (“Agreement”) shall commence on the date the Fund commences operations and shall continue in effect for a period of one year or until July 31, 2027, whichever is longer. Thereafter, this Agreement may be annually renewed with the written agreement of the Adviser and the Fund. The Board of Trustees of the Fund may terminate this Agreement at any time upon notice to the Adviser, and this Agreement shall automatically terminate upon the termination of the Investment Management Agreement between the Adviser and the Fund.

For purposes of this Agreement, the Fund’s “Specified Expenses” in respect of a Class means all other expenses incurred in the business of the Fund and allocated to a Class, including the Fund’s annual operating expenses, with the exception of: (i) the Investment Management Fee (as defined in the Fund’s prospectus); (ii) the Shareholder Servicing Fee (as defined in the Fund’s prospectus); (iii) the Distribution Fee (as defined in the Fund’s prospectus); (iv) certain costs associated with the acquisition, ongoing investment and disposition of the Fund’s investments and unconsummated investments, including legal costs, professional fees, travel costs and brokerage costs; (v) fees and expenses of the Underlying Funds (as defined in the Fund’s prospectus) in which the Fund invests; (vi) dividend and interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund); (vii) taxes and costs to reclaim foreign taxes; and (viii) extraordinary expenses (as determined in the sole discretion of the Adviser).

If, while the Adviser is the investment adviser to the Fund, the Fund’s estimated annualized Specified Expenses in respect of a Class for a given month are less than the Expense Limitation, the Adviser shall be entitled to reimbursement by the Fund of the other expenses borne by the Adviser on behalf of the Fund pursuant to this Agreement (the “Reimbursement Amount”) during any of the previous thirty-six (36) months, but only to the extent that the Fund’s estimated annualized Specified Expenses in respect of a Class (after such reimbursement is taken into account) do not exceed, for such month, the lesser of (i) the Expense Limitation in effect at the time such expenses were borne by the Adviser on behalf of the Fund pursuant to this Agreement or (ii) any other relevant expense limit in effect at the time of such reimbursement with respect to the Class, and provided further that such amount paid to the Adviser will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed. The Adviser may recapture a Specified Expense in any year within the thirty-six (36) month period after the Adviser bears the expense. The Fund’s obligation to make reimbursement payments shall survive the termination of this Agreement.

The Adviser agrees that it shall look only to the assets of the Fund for performance of this Agreement and for any claims for payment. No trustees, officers, employees, agents or shareholders of the Fund shall be personally liable for performance by the Fund under this Agreement.

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling. Any amendment to this Agreement shall be in writing signed by the parties hereto. Subject to approval by the Adviser, this Agreement may be amended by the Fund’s Board of Trustees without the approval of Fund shareholders.

Very truly yours,

Wellington Management Company LLP

By	/s/ Michael P. Miller
Michael P. Miller
Senior Managing Director

WVB Blackstone All Privates Fund

By	/s/ Carmine A. Taglione
Carm A. Taglione
President & Principal Executive Officer

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